Exhibit 99.1

ARTICLES OF ASSOCIATION

of:

ING Groep N.V.

with corporate seat in Amsterdam, the Netherlands

dated 6 May 2020

Name.

Article 1.

The name of the company is: ING Groep N.V.

Registered office.

Article 2.

The company has its registered office in Amsterdam.

Object.

Article 3.

The object of the company is to participate in, manage, finance, furnish personal or real security for the obligations of and provide services to other enterprises and institutions of any kind, but in particular enterprises and institutions which are active in the field of lending, the financial markets, investment and/or other financial services, and to engage in any activity which may be related or conducive to the foregoing.

Definitions.

Article 4.

4.1.	In these Articles of Association, the following terms shall have the meanings assigned below, except where expressly stated otherwise:

a.	shares: ordinary shares and cumulative preference shares in the company’s capital;

b.	shareholder: a holder of one or more shares;

c.	general meeting: both the body consisting of shareholders and other persons entitled to vote as well as the meeting of shareholders and other persons entitled to attend meetings.

4.2.

“Written” must be understood to mean by letter, fax or e-mail or any other electronic means, provided the message is readable and reproducible, on the understanding that requests and notifications within the meaning of article 8, article 28.2 and article 29.4 must be made by letter.

Capital.

Article 5.

5.1.	The authorised capital of the company amounts to one hundred and ninety-three million euro (EUR 193,000,000), divided as follows:

a.	fourteen billion seven hundred and twenty-nine million (14,729,000,000) ordinary shares, each having a nominal value of one eurocent (EUR 0.01); and

b.	four billion five hundred and seventy-one million (4,571,000,000) cumulative preference shares, each having a nominal value of one eurocent (EUR 0.01).

5.2.

In the event that, upon issue of shares, more shares of a certain class are issued than the number in which the authorised capital has been divided, the relevant issue will result in the number of shares of the relevant class that is included in the authorised capital being increased by the number of shares with which the number of shares of that class that are issued exceeds the number of shares of that class that is included in the authorised capital at the time of the issue, while an equal number of shares will be deducted from the number of shares of the other class that is included in the authorised capital, on the understanding that the increase in the number of shares of the relevant class in the authorised capital will not exceed the number of shares in the authorised capital of the other class that have not been issued yet.

5.3.	A change in the number of shares of a certain class that is included in the authorised capital will be reported to the commercial register within eight (8) days of the change.

5.4.	The company is not authorised to cooperate with the issue of depositary receipts for shares.

Article 6.

6.1.	The shares shall be registered.

6.2.	No share certificates shall be issued.

Share register.

Article 7.

7.1.	The Executive Board shall keep a register in which the names and addresses of all the shareholders shall be recorded, stating the amount paid on each share.

7.2.	The register shall be regularly updated and such further information shall be recorded therein as the law prescribes or the Executive Board considers necessary.

7.3.	The Executive Board shall permit the share register to be inspected by persons who are entitled to do so by law.

7.4.	The Executive Board shall provide extracts from the share register to persons who are entitled thereto by law.

7.5.	Each shareholder and each holder of a limited right in respect of shares shall be obliged to notify the company of his name and address.

Approval of transfer of cumulative preference shares.

Article 8.

8.1.	Each transfer of cumulative preference shares shall require the approval of the Executive Board.

Requests for approval shall be made in writing, stating the name and address of the intended transferee and the price or other consideration which the intended transferee is willing to pay or give.

8.2.

If approval is refused, the Executive Board shall simultaneously nominate one or more interested parties who are willing to purchase all the cumulative preference shares to which the request relates for cash at a price to be determined in consultation between the vendor and the Executive Board within two months of said nomination. The company may be nominated as an interested party only with the vendor’s consent.

8.3.

If the vendor does not receive a written communication from the company concerning the request for approval of the proposed transfer within three months of receipt by the company of that request or receives a written notice of refusal of approval within that period which omits to nominate one or more interested parties to whom the cumulative preference shares in question might be transferred pursuant to the provisions of this article, approval of the transfer shall be deemed to have been given on expiry of the said period or on receipt of such notice of refusal.

8.4.

If the vendor and the Executive Board are unable to reach agreement on the price referred to article 8.2 within two months of the refusal of approval, the price shall be determined by an expert appointed by the vendor and the Executive Board by mutual agreement or, in the absence of agreement within three months of the refusal of approval, by the President of the Royal Dutch Association of Civil-law Notaries (Koninklijke Notariële Beroepsorganisatie), at the request of the more diligent party.

8.5.

The vendor shall have the right to decline to transfer the shares, provided he notifies the Executive Board of his decision in writing within one month of being notified of both the name(s) of interested parties and the price as determined.

8.6.

If a transfer within the meaning of article 8.1 or 8.3 is approved, the vendor shall be entitled to transfer, within three months of such approval, all the shares to which his request relates to the transferee specified in his request at the price or for the consideration stated by the vendor as referred to in the second sentence of article 8.1.

8.7.	The costs incurred by the company in connection with the transfer may be charged to the new holder.

8.8.	The provisions of this article shall apply mutatis mutandis to transfers of shares upon the partition of a community of property.

Transfer of shares.

Article 9.

9.1.

Any transfer of registered shares requires a deed of transfer and - except in those cases in which the company itself is a party to the legal act - written acknowledgement of the transfer by the company. Service on the company of the deed or a notarial copy or extract thereof is equated with the acknowledgement.

9.2.	In the case of the transfer of partly paid shares, such acknowledgement may be given only if the deed bears a fixed date.

9.3.

Rights of a holder of shares, a right of pledge or a right of usufruct, with regard to shares included in the book-entry system within the meaning of the Dutch Securities (Bank Giro Transactions) Act (Wet giraal effectenverkeer), will be transferred with due observance of the provisions of the Dutch Securities (Bank Giro Transactions) Act.

Pledge on shares.

Article 10.

10.1.	A right of pledge may be established on shares.

10.2.	The conditions of article 9 apply mutatis mutandis to the establishment, the transfer and the surrender of a right of pledge on shares.

10.3.

The voting rights on pledged ordinary shares can be attributed to the holder of the right of pledge. The voting rights on pledged cumulative preference shares cannot be attributed to the holder of the right of pledge.

Usufruct on shares.

Article 11.

11.1.	A usufruct may be established on shares.

11.2.

The voting rights on ordinary shares on which a right of usufruct is established, can be attributed to the holder of that right of usufruct. The voting rights on cumulative preference shares on which a usufruct is established, cannot be attributed to the holder of that right of usufruct.

11.3.	The conditions of article 9 apply mutatis mutandis to the establishment, the transfer and the surrender of a usufruct on shares.

Issue of new shares.

Article 12.

12.1.

Shares shall be issued pursuant to a resolution of the general meeting or of another body designated for that purpose by a resolution of the general meeting or by these Articles of Association for a determinate period not exceeding five years.

12.2.	At the time of designation of a body as referred to in article 12.1, the number of shares which may be issued shall be defined.

The designation may be extended for not more than five years at a time.

Unless otherwise provided at the time of designation, it may not be revoked.

12.3.

A resolution of the general meeting to issue shares or designate a body to do so shall only be valid if prior or simultaneous approval is given by each group of holders of shares of the same class whose rights are adversely affected by the issue.

12.4.

A resolution of the general meeting or a body other than the Executive Board to issue shares and a resolution to designate a body as referred to in article 12.1 may be passed only if it has been proposed by the Executive Board with the approval of the Supervisory Board.

12.5.

If a body other than the general meeting adopts a resolution to issue cumulative preference shares, such resolution shall require the specific approval of the general meeting if the issue of cumulative preference shares concerned causes or will cause the amount of cumulative preference shares in issue to exceed half the amount of the capital issued in the form of ordinary shares.

12.6.

If a body other than the general meeting adopts a resolution to issue cumulative preference shares which does not require the approval of the general meeting as referred to in article 12.5, the Executive Board shall convene and hold a general meeting within eight weeks of such resolution, at which the reasons for the issue shall be explained.

12.7.

If cumulative preference shares are issued pursuant to a resolution to issue cumulative preference shares or a resolution to grant a right to subscribe for cumulative preference shares which has been adopted by a body other than the general meeting without the prior approval of the general meeting, the Executive Board shall convene a general meeting within two years of such issue, at which it shall bring forward a resolution to repurchase or cancel the said cumulative preference shares which have been issued. If the resolution to repurchase or cancel the cumulative preference shares is not adopted by the general meeting, the Executive Board shall be obliged to convene, within two years of the said resolution being brought forward, a further general meeting at which the same resolution shall again be brought forward, said obligation being extinguished once the said cumulative preference shares cease to be in issue or cease to be held by an entity other than the company.

12.8.	The Executive Board shall be authorised to perform the legal acts referred to in section 2:94 of the Dutch Civil Code without the approval of the general meeting.

12.9.

Ordinary shares may only be issued on payment of at least the nominal amount. In the case of cumulative preference shares, at least one fourth of the nominal amount shall be paid up. Further payments on cumulative preference shares shall take place within a month of the Executive Board requesting these with the approval of the Supervisory Board.

12.10.

Stichting Continuïteit ING, having its registered office in Amsterdam, is entitled to acquire cumulative preference shares to be newly issued, on the understanding that, following the issue, the number of cumulative preference shares issued may be no more than one third of the total number of shares issued.

12.11.	The Executive Board may, by means of an agreement and subject to the approval of the Supervisory Board, specify the provisions of article 12.10 in further detail.

Pre-emptive rights to issues of ordinary shares.

Article 13.

13.1.	Except in the cases provided by law, each holder of ordinary shares shall have a pre-emptive right to issues of ordinary shares.

13.2.

Pre-emptive rights may be restricted or excluded by resolution of the general meeting. Pre-emptive rights may be restricted or excluded by a body designated in accordance with article 12 provided such body has been authorised to restrict or exclude pre-emptive rights by a resolution of the general meeting for a determinate period not exceeding five years.

13.3.

A resolution of the general meeting to restrict or exclude pre-emptive rights or designate another body to do so in accordance with article 13.2 shall require a majority of at least two thirds of the votes cast if less than half of the issued capital is represented at the general meeting.

Rights to subscribe for shares.

Article 14.

14.1.	Articles 12.1 to 12.7 inclusive shall apply mutatis mutandis to resolutions to grant rights to subscribe for shares.

14.2.	When rights to subscribe for ordinary shares are granted, the holders of ordinary shares shall have a right of pre-emption; article 13 shall apply mutatis mutandis.

Shareholders shall have no pre-emptive rights in respect of ordinary shares issued to a person exercising a previously acquired right to subscribe for shares.

14.3.	Ordinary shares which are issued to a person exercising a previously acquired right to subscribe for those shares shall be paid up in full at the time of subscription.

Acquisition by the company of its own shares.

Article 15.

15.1.	The acquisition by the company of shares in its own capital which are not fully paid shall be null and void.

15.2.	Fully paid shares in its own capital may only be acquired by the company for no consideration or if the acquisition is within the limits prescribed by law.

15.3.	With due observance of the statutory provisions, the Executive Board shall require the authorisation of the general meeting for the acquisition of own shares other than for no consideration.

15.4.

Such authorisation shall not be required for the acquisition by the company of shares in its own capital in order to transfer them to employees of the company or of a group company under a scheme applicable to such employees.

15.5.	Articles 15.1 to 15.4 inclusive shall not apply to shares which the company acquires by universal succession.

15.6.	In this article, the definition of “shares” must be understood to include depositary receipts for those shares issued without the cooperation of the company.

Reduction of capital.

Article 16.

16.1.

With due observance of the statutory provisions, the general meeting may resolve to reduce the issued capital by cancelling shares or reducing the nominal value of shares by means of an amendment of the Articles of Association.

16.2.	A resolution to redeem shares may relate only cumulative preference shares.

16.3.	Partial repayments on shares may be made exclusively in respect of the ordinary shares or the cumulative preference shares.

Release from the obligation to pay on shares may only be granted in respect of the cumulative preference shares.

Management.

Article 17.

17.1.

The company will be managed by an Executive Board, under the supervision of a Supervisory Board. As part of its management duties, the Executive Board is charged with the adoption of the policy and the strategy of the company.

17.2.

Members of the Executive Board shall fulfil the requirements with regard to suitability and reliability that apply to directors of credit institutions seated in the Netherlands pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht) to directors of credit institutions seated in the Netherlands.

A person who does not fulfil these requirements shall not be nominated or proposed for appointment.

Composition and appointment of the Executive Board.

Article 18.

18.1.	The Supervisory Board shall determine the number of members of the Executive Board. The Executive Board shall consist of at least three members.

Without prejudice to the provisions of article 17.2, the Supervisory Board shall draw up a profile defining the composition of the Executive Board. The profile shall be considered by the general meeting at the time of its adoption and each subsequent amendment.

18.2.

Members of the Executive Board shall be appointed by the general meeting from a binding list of candidates for each vacancy, which shall be drawn up by the Supervisory Board, with due observance of article 17.2, and of section 2:133 of the Dutch Civil Code.

The binding list of candidates shall be drawn up no later than the day before the date of the notice convening the general meeting at which the appointment is to be considered. If the Supervisory Board fails to exercise its right to draw up a binding list of candidates or fails to do so in time, the general meeting shall be free in its choice of appointee, without prejudice to the provisions of article 17.2.

The general meeting may declare a binding list of candidates non-binding by resolution adopted by an absolute majority of the votes cast which represents more than half of the issued capital.

The provisions of section 2:120, subsection 3 of the Dutch Civil Code shall not be applicable.

18.3.	Members of the Executive Board may be suspended or dismissed at any time by the general meeting.

Unless the motion was made by the Supervisory Board, a resolution to suspend or dismiss members of the Executive Board may only be adopted by the general meeting by an absolute majority of the votes cast which represents more than half of the issued capital.

The provisions of section 2:120, subsection 3 of the Dutch Civil Code shall not be applicable.

18.4.	Members of the Executive Board may be suspended at any time by the Supervisory Board.

18.5.

A suspension, which may be extended on one or more occasions, shall not last more than three months unless a resolution to dismiss the member is adopted, in which case the period of suspension may extend until termination of the member’s service.

Organisation of the Executive Board.

Article 19.

19.1.

The Supervisory Board shall appoint a chairman of the Executive Board from among the members of the Executive Board and may appoint one or more vice-chairmen of the Executive Board from among the other members.

19.2.

The Executive Board shall draw up by-laws governing the conduct of meetings of and decision-making by the Executive Board. The Executive Board is authorised to allocate the managerial duties within the Executive Board. The allocation of tasks shall be in writing and may be written down in the by-laws. The resolution to adopt or amend the by-laws of the Executive Board and the resolution to adopt or amend the allocation of tasks of the Executive Board shall require the approval of the Supervisory Board.

19.3.

In the event that one or more, but not all, of the members of the Executive Board are prevented from acting or there are vacancies on the Executive Board, the remaining member or members of the Executive Board shall be charged with the management of the company.

In the event that all the members of the Executive Board are prevented from acting or there are vacancies for all members of the Executive Board, the Supervisory Board shall be temporarily charged with the management of the company.

In the latter case, the Supervisory Board may temporarily entrust the management of the company to one or more persons designated by the Supervisory Board, from among its members or from outside.

Remuneration of Executive Board members.

Article 20.

20.1.	The remuneration and other terms in connection with the duties of the members of the Executive Board shall be determined by the Supervisory Board, with due observance of the remuneration policy.

20.2.	The remuneration policy of the Executive Board will be determined by the general meeting on the motion of the Supervisory Board.

Executive Board resolutions which require the approval of the Supervisory Board or general meeting.

Article 21.

21.1.	Without prejudice to the other provisions of these Articles of Association, the Executive Board shall require the approval of the Supervisory Board for resolutions which relate to:

a.	the issue or acquisition of shares and debentures issued by the company or debentures issued by a limited partnership or general partnership in which the company is the general partner;

b.

applications for entry of or applying for withdrawal of an entry of the securities referred to under a. to the trade on a regulated market or a multilateral trade facility within the meaning of Section 1:1 of the Dutch Financial Supervision Act or a system comparable to a regulated market or a multilateral trade facility from a state that is not a member state of the European Union, or applying for withdrawal of such an entry;

c.

entry into or termination of lasting cooperation between the company or a dependent company and another legal entity or partnership or as general partner in a limited partnership or general partnership where such cooperation or termination thereof has material significance for the company;

d.

acquisition by the company or a dependent company of a participating interest in the capital of another company amounting to one fourth or more of the company’s issued capital and reserves as disclosed in its balance sheet and notes thereto or a material increase or decrease in the magnitude of such a participating interest;

e.	investments involving an amount equal to one fourth or more of the company’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

f.	a motion to amend the Articles of Association;

g.	a motion to wind up the company;

h.	filing of a petition for bankruptcy or moratorium;

i.	termination of the employment agreement of a substantial number of employees of the company or of a dependent company, simultaneously or within a short period of time;

j.	a material change in the working conditions of a substantial number of employees of the company or of a dependent company;

k.	a proposal to reduce the issued capital; and

l.	other resolutions which the Supervisory Board has determined, in consultation with the Executive Board, to be subject to its approval.

21.2.

Without prejudice to the other conditions of these Articles of Association, the Executive Board requires the approval of the general meeting for resolutions involving a significant change in the identity or the nature of the company or its business, which includes, in any case:

a.	transfer of the business activities or almost all the business activities to a third party;

b.

formation or termination of a permanent relationship between the company or a subsidiary and another legal entity or partnership or as a fully liable partner in a limited or general partnership whereby the relationship or its termination is of material significance to the company;

c.

the company or a subsidiary acquiring or divesting a participating interest in the capital of a company of a value of at least one third of the amount of the assets according to the consolidated balance sheet with explanatory notes according to the most recently adopted annual accounts of the company.

21.3.

The absence of approval by the Supervisory Board or the general meeting of a resolution as referred to in article 21.1 or 21.2 respectively, shall not affect the representative authority of the Executive Board or of the members of the Executive Board.

Representation of the company.

Article 22.

22.1.

The Executive Board shall be authorised to represent the company. Two members of the Executive Board acting jointly, as well as a member of the Executive Board acting jointly with an authorised representative as referred to in article 22.3 are also authorised to represent the company.

22.2.

With respect to all matters relating to the legal relationship between a member of the Executive Board and the company, two members of the Supervisory Board acting jointly are also authorised to represent the company.

22.3.

The Executive Board may appoint officers with general or limited power to represent the company. Each officer will be competent to represent the company, subject to any restrictions imposed on him. The Executive Board will determine each officer’s title.

Supervisory Board.

Article 23.

23.1.	The company shall have a Supervisory Board.

23.2.

The function of the Supervisory Board shall be to supervise the policy of the Executive Board, the execution of the strategy and the general course of affairs of the company and the enterprise associated therewith.

It shall assist the Executive Board in an advisory capacity.

In the performance of their duties, the members of the Supervisory Board shall be guided by the interests of the company and the enterprise associated therewith.

23.3.

Members of the Supervisory Board shall fulfil the requirements with regard to suitability and reliability that apply to supervisory board members of credit institutions seated in the Netherlands pursuant to the Dutch Financial Supervision Act.

A person who does not fulfil these requirements shall not be nominated or proposed for appointment.

Composition and appointment of the Supervisory Board.

Article 24.

24.1.	The Supervisory Board shall consist of at least three members.

With due observance of the previous sentence, the Supervisory Board shall itself determine the number of its members.

Without prejudice to the provisions of article 23.3, the Supervisory Board shall draw up a profile for the Supervisory Board which defines its size and composition, taking into account the nature of the enterprise, its activities and the required expertise and background of the Supervisory Board members.

The profile of the Supervisory Board shall be considered by the general meeting at the time of adoption and each subsequent amendment.

24.2.

The members of the Supervisory Board shall be appointed by the general meeting from a binding list of candidates for each vacancy, which shall be drawn up by the Supervisory Board, with due observance of article 23.3, and of section 2:133 of the Dutch Civil Code.

The binding list of candidates shall be drawn up no later than the day before the date of the notice convening the general meeting at which the appointment is to be considered.

If the Supervisory Board fails to exercise its right to draw up a binding list of candidates or fails to do so in time, the general meeting shall be free in its choice of appointee, without prejudice to the provisions of article 23.3.

The general meeting may declare a binding list of candidates non-binding by an absolute majority of the votes cast which represents more than half of the issued capital.

The provisions of section 2:120, subsection 3 of the Dutch Civil Code shall not be applicable.

24.3.	Members of the Supervisory Board may be suspended or dismissed at any time by the general meeting.

Unless the motion was made by the Supervisory Board, a resolution to suspend or dismiss members of the Supervisory Board may only be adopted by the general meeting by an absolute majority of the votes cast which represents at least half of the issued capital.

The provisions of section 2:120, subsection 3 of the Dutch Civil Code shall not be applicable.

24.4.	A member of the Supervisory Board shall retire not later than the end of the first general meeting held after the fourth anniversary of his last appointment or reappointment.

Upon retirement, a member of the Supervisory Board shall be eligible for immediate reappointment, but may not be reappointed more than twice unless the Supervisory Board grants dispensation from that provision in exceptional circumstances, at the Board’s discretion.

24.5.	A member of the Supervisory Board may not be:

a.	an employee of the company;

b.	an employee of a dependent company; or

c.	a manager or employee of an employees’ organisation which is customarily involved in determining the terms of employment of the persons referred to in article 24.5.a and 24.5.b above.

Organisation of the Supervisory Board.

Article 25.

25.1.	The Supervisory Board shall appoint a chairman and may appoint one or more vice-chairmen from among its members.

25.2.	The Supervisory Board shall draw up by-laws governing the conduct of meetings of and decision-making by the Supervisory Board.

The Supervisory Board is authorised to allocate the duties of the Supervisory Board.

The allocation of tasks shall be in writing and may be written down in the by-laws. If the Supervisory Board has established one or more committees as referred to in article 25.8, the duties, authorities and names of the committees will be registered in the above mentioned division of duties.

25.3.	The members of the Executive Board shall attend the meetings of the Supervisory Board unless the Supervisory Board decides otherwise.

25.4.	The Executive Board shall provide the Supervisory Board in good time with the information required for the discharge of its duties.

25.5.	The Supervisory Board shall be entitled to enlist the assistance of one or more experts at the company’s expense.

25.6.

The Supervisory Board shall be entitled to designate one or more of its members as authorised - to the extent determined by the Board - to have access to all the company’s premises, to inspect all books, correspondence and other documents and to take cognisance of all other acts which have taken place.

25.7.	The Supervisory Board may delegate one or more of its members to maintain more frequent contact with the Executive Board and to report their findings to the Supervisory Board.

25.8.

The Supervisory Board is authorised - or, insofar as the law requires it, obliged - to set up committees consisting of members of the Supervisory Board or other persons, including but not limited to an Audit Committee, a Corporate Governance Committee, a Remuneration Committee, a Nomination Committee and a Risk Committee. The Supervisory Board shall determine the tasks, powers and names of the committees.

Indemnification.

Article 26.

26.1.	Insofar as the Dutch law allows it, members and former members of the Executive Board or the Supervisory Board shall be reimbursed for:

a.	the reasonable costs of conducting a defence against claims for compensation of loss;

b.	any payments that they owe; and

c.	the reasonable costs of appearing in proceedings in which they are involved in the capacity as referred to below, with the exception of proceedings in which they mainly enforce a claim of their own,

in connection with acts or omissions in the discharge of their duties as member of the Executive Board or Supervisory Board or in another position they occupy or have occupied at the request of the company. In the latter case, the reimbursement only applies to the amount not compensated in respect of the other position.

26.2.	The person involved will not be entitled to the reimbursement referred to in article 26.1 and shall repay any amounts already paid by the company, if and insofar as:

a.	the act or omission of the person involved must be considered to be intentional, wilfully negligent or seriously attributable; or

b.	it concerns payments arising from legal proceedings between a current or former member of the Executive Board or the Supervisory Board and the company or its subsidiaries, except for legal proceedings instituted by one or more shareholders on behalf of the company; or

c.	the costs and/or the loss of the person involved is covered by insurance.

26.3.	The company may take out liability insurance for the benefit of the involved parties.

26.4.	The Executive Board or the Supervisory Board may make further arrangements to implement the above by means of an agreement.

Remuneration of Supervisory Board members.

Article 27.

The members of the Supervisory Board shall receive remuneration for their services, which shall be determined by the general meeting.

General meetings.

Article 28.

28.1.	At least one general meeting shall be held each year within six months of the end of the financial year.

28.2.

Further general meetings shall be held whenever the Executive Board or Supervisory Board considers it desirable or whenever one or more shareholders who jointly represent at least one tenth of the issued capital request in writing, specifying the subjects to be considered, that the Executive Board convene a general meeting.

Notice of general meetings.

Article 29.

29.1.

The shareholders and holders of a right of pledge or right of usufruct in respect of shares in whom the right to vote and the right to attend general meetings attached to those shares is vested (“other persons entitled to attend general meetings”) will be convened to the general meeting.

29.2.

The general meeting will be convened with consideration of the applicable statutory terms. The notice convening a general meeting on a resolution to issue shares may be sent with a shorter notice period than provided by section 2:115, subsection 2 of the Dutch Civil Code, provided that the conditions of imposing measures pursuant to section 1:75a of the Dutch Financial Supervision Act have been met, and the issue of shares is required to prevent the conditions for liquidation as referred to in section 3A:18, first subsection, of that act from being met. In the event that a general meeting is convened with due observance of the conditions in the preceding sentence, the registration time within the meaning of article 31.2 will be the second day after the convocation. Insofar as no other requirements have been laid down under or pursuant to the law, shareholders or other persons entitled to attend general meetings will be notified for a general meeting via the company website and/or by other electronic means representing a public announcement which remains directly and permanently accessible up to the general meeting.

29.3.	The notice convening a general meeting shall state the statements and announcements required by law.

In the event of a motion to appoint a member of the Executive Board or a member of the Supervisory Board, the notice convening the general meeting shall state, giving reasons, that the candidate possesses the required expertise, experience and other qualities and that following the proposed appointment the composition of the Executive Board or Supervisory Board, respectively, will be in accordance with the profile referred to in article 18.1, or article 24.1.

29.4.

Subjects and motions for resolutions that are submitted to the Executive Board or the chairman of the Supervisory Board in a substantiated request, sent within the term prescribed by law, shall be added to the items placed on the agenda, provided that the relevant request is signed by one or more holders of shares or other persons entitled to vote (“the other persons entitled to vote”) who jointly represent at least one hundredth of the issued capital. A request to place a motion on the agenda to appoint a member of the Executive Board or Supervisory Board must motivate that the candidate possesses the required expertise, experience and other qualities, that such expertise, experience and other qualities are not present to a sufficient degree in the Executive Board or Supervisory Board, respectively, and how, following the proposed appointment, the composition of the Executive Board or the Supervisory Board, respectively, will be in accordance with the profile as referred to in article 18.1, or article 24.1, respectively.

29.5.

If the agenda includes a motion to reduce the capital or amend the Articles of Association, the notice convening the general meeting shall also comply with the provisions of sections 2:99 and 2:123 of the Dutch Civil Code in so far as they are applicable.

29.6.

The provisions in article 29.2 apply mutatis mutandis to other notifications, announcements, communications and notices to shareholders and other persons entitled to attend general meetings as referred to in article 29.2.

Venue of the general meeting.

Article 30.

General meetings shall be held in Amsterdam, The Hague, Rotterdam or Utrecht, at the discretion of the Executive Board.

Admission to general meetings.

Article 31.

31.1.

Provided the requirements set out below in this article are met, each shareholder and each other person entitled to attend general meetings shall be entitled to attend and address the general meeting, either in person or represented by a proxy appointed in writing; shareholders and other persons entitled to vote shall also be entitled to vote at the general meeting.

31.2.

For the purposes of article 31.1, those who, on the day of registration as prescribed by law (the “registration time”), have the voting rights or rights to attend general meetings attached to shares and are entered in a register held pursuant to the Dutch Securities (Bank Giro Transactions) Act or the shareholders’ register, are considered to be the persons entitled to vote or attend general meetings, regardless of who holds the rights to those shares at the time of the general meeting.

31.3.

Each shareholder and each other person entitled to attend general meetings shall send written notice of their intention to attend the general meeting, or the written proxy, to an address to be determined by the Executive Board and approved by the Supervisory Board, as stated in the notice convening the general meeting, by the date determined by the Executive Board as also stated in the notice convening the general meeting, which date shall not be earlier than the seventh day before the date of the general meeting.

The obligation referred to in the first sentence of this article 31.3 to announce the intention to attend the general meeting or send written proxies in advance does not apply to holders of cumulative preference shares.

31.4.

Subject to the approval of the Supervisory Board, the Executive Board may determine that entitlements to attend general meetings as referred to in article 31.1 may be exercised by electronic means. This shall in any event be subject to the requirement that the person concerned can be identified by electronic means, is able to participate directly in the proceedings of the general meeting and is able to exercise the right to vote. The Executive Board may also determine that the electronic means of communication used should also make it possible to take part in the deliberations.

31.5.

The Executive Board may lay down further conditions concerning the use of electronic means of communication as referred to in article 31.4. These conditions shall be announced in the notice convening the general meeting. The above shall be without prejudice to the ability of the chairman to take such measures as he sees fit in the interests of the proper conduct of the general meeting. Any failure to function or faulty functioning of the electronic means of communication used shall be the responsibility of the shareholder making use of such communication.

31.6.

The admission of persons other than shareholders, other persons entitled to attend general meetings and their proxies and members of the Supervisory Board and Executive Board shall be at the discretion of the chairman of the general meeting.

31.7.

If a share belongs to a community of property other than a community arising from the Dutch Securities (Bank Giro Transactions) Act or a comparable community of property under foreign law, the joint owners may only have the rights attached to the relevant share exercised by one person to be jointly appointed by them in writing.

31.8.

Before being admitted to a general meeting, a shareholder or other person entitled to attend general meetings or his proxy shall sign an attendance register, stating his name and, if applicable, the number of votes he is entitled to cast.

Where a shareholder or other person entitled to attend general meetings is represented by a proxy, the name(s) of the person(s) represented by the proxy shall also be stated. Subject to the responsibility of the secretary of the company, the aforementioned details of persons participating in the general meeting pursuant to article 31.4 or who have cast their vote in the manner referred to in article 33.12 shall be added to the attendance register. The company is authorised to institute such verification procedures as it shall reasonably deem to be required in order to determine the identity of those present and, where applicable, that proxies have been duly authorised.

Chairmanship of the general meeting and minutes.

Article 32.

32.1.	The general meetings shall be presided over by the chairman of the Supervisory Board or, in his absence, by one of the other members of the Supervisory Board appointed by the Supervisory Board.

32.2.	The minutes shall be kept by a person appointed by the chairman of the general meeting.

32.3.

The minutes shall be adopted by the chairman of the general meeting and by a shareholder appointed by the general meeting and signed by the latter, the chairman and the person appointed pursuant to article 32.2.

Barring evidence to the contrary, the minutes shall thereafter serve as evidence vis-à-vis shareholders and other persons entitled to attend general meetings of what is stated therein.

32.4.	The provisions of articles 32.2 and 32.3 shall not be applicable if and to the extent that a notarial record is made of the business transacted at the general meeting.

32.5.

Without prejudice to the provisions of section 2:13 subsections 3 and 4 of the Dutch Civil Code, all matters regarding admission to the general meeting, the exercise of voting rights, the result of votes and all other matters relating to the conduct of the general meeting shall be at the discretion of the chairman of the general meeting in question.

Voting rights and voting.

Article 33.

33.1.	Only shareholders and other persons entitled to vote have the right to vote.

33.2.	Each share confers the right to cast one vote.

33.3.

In determining the extent to which the shareholders and other persons entitled to vote are voting, present or represented, or the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which voting is prohibited by law.

33.4.	Except where a larger majority is prescribed by law or these Articles of Association, resolutions of the general meeting shall require an absolute majority of the votes cast.

33.5.	The method of voting shall be determined by the chairman of the general meeting, including orally, by ballot, electronically or by acclamation.

33.6.	In the event of a tied vote on matters other than persons, the resolution shall be deemed to have been defeated.

33.7.	Blank and invalid votes shall be deemed not to have been cast.

33.8.	In elections, a separate vote shall be held for each vacancy to be filled.

If no candidate obtains an absolute majority in the first vote, a second vote shall be held.

If no-one obtains an absolute majority in a second vote, a third vote shall be held between the two candidates who jointly obtain the most votes.

33.9.

If, as a result of a tie between two or more candidates, the second vote fails to decide who is to take part in the third ballot, intermediate votes shall be held between those candidates, if necessary at one or more subsequent general meetings at the discretion of the chairman, to determine who is to take part in the third vote.

33.10.

In the event of a tie in an intermediate vote, further intermediate votes shall be held, if necessary at a subsequent general meeting at the discretion of the chairman, until an absolute majority is obtained.

33.11.	Unless provided otherwise by law or these Articles of Association, the validity of resolutions shall not depend on the proportion of the share capital represented at the general meeting.

33.12.

The Executive Board may determine that votes may be cast electronically in advance of the general meeting. These votes will in such circumstances be treated on the same basis as the votes cast at the general meeting itself. Such votes may however not be cast any earlier than on the registration date referred to in article 31.2 or any later than determined in the notice to the general meeting. Without prejudice to the other provisions in article 31 the notice shall state how and on what conditions shareholders may exercise their rights prior to the general meeting. The final sentence of article 31.5 shall apply mutatis mutandis.

Meetings of holders of shares of a particular class.

Article 34.

34.1.

The provisions of article 28.2 and articles 29 to 33 inclusive shall apply mutatis mutandis to meetings of holders of ordinary shares and holders of cumulative preference shares, on the understanding that the holders of the other class of shares or other persons entitled to attend a meeting of that other class of shares need not be notified of such meetings and shall not be admitted to them.

34.2.

Provided the resolution is passed unanimously, a valid resolution may be adopted at a meeting of holders of cumulative preference shares at which the entire issued capital in the form of cumulative preference shares is represented, even if the procedures prescribed by law and these Articles of Association for the convening and holding of such meetings have not been complied with.

34.3.

Subject to the consent of the Executive Board, resolutions of the meeting of holders of cumulative preference shares may also be adopted without holding a meeting, if the resolution is adopted unanimously by all the holders of cumulative preference shares who are entitled to vote.

Financial year, annual accounts and directors’ report.

Article 35.

35.1.	The company’s financial year shall be concurrent with the calendar year.

35.2.

Within the term as set forth by law of the end of each financial year, the Executive Board shall prepare the annual accounts and deposit them at the company’s office and at a place in Amsterdam to be determined by the Supervisory Board, for inspection by shareholders and other persons entitled to attend general meetings.

The Executive Board shall also present the directors’ report within the same period.

35.3.

The annual accounts shall be signed by all the members of the Executive Board and all the members of the Supervisory Board; if the signature of one or more of them is missing, this shall be stated and the reason shall be given.

35.4.	The annual accounts shall be adopted by the general meeting.

When the resolution to adopt the annual accounts has been considered, a resolution shall be brought before the general meeting to ratify the actions of the members of the Executive in respect of their management and those of the members of the Supervisory Board in respect of their supervision of the management in the financial year, to the extent that this is reflected in the financial statements or has been reported upon at the general meeting.

35.5.

The Executive Board shall ensure that the annual accounts, the directors’ report and the other documents required by law are published, deposited at the company’s office and made available for inspection and that copies are available, all in accordance with the statutory provisions.

Expert examination.

Article 36.

36.1.	The company shall engage a register accountant or other suitably qualified auditor to examine the annual accounts.

It may alternatively engage an organisation in which suitably qualified auditors work together.

36.2.	The general meeting shall be authorised to appoint the auditor.

If it fails to do so, the Supervisory Board shall be authorised to appoint the auditor.

36.3.	The auditor shall report on his examination to the Supervisory Board and the Executive Board.

36.4.	The auditor shall present the result of his examination in a report indicating whether the annual accounts present a true and fair view.

36.5.

The annual accounts shall not be adopted if the general meeting has been unable to take cognisance of the auditor’s report which is to be appended to the annual accounts, unless a legitimate reason for the absence of the auditor’s report is given in the other information.

Profit appropriation, reserves and distributions.

Article 37.

37.1.	The company may make distributions to the shareholders to the extent permitted by law.

37.2.	No distribution of profit may be made before adoption of the annual accounts showing that distribution is permissible.

37.3.

Out of the profit shall if possible first be distributed a dividend on the cumulative preference shares amounting to a percentage (the “Percentage”) of the amount compulsorily paid up or yet to be paid up on the cumulative preference shares at the start of the financial year to which the distribution relates or, if the cumulative preference shares have been subscribed for in the course of the financial year, on the date on which the shares were subscribed for. The Percentage shall be the timeweighted average of the Euro short-term rate (“€STR”) as calculated by the European Central Bank (“ECB”) for the financial year to which the distribution relates, plus two and five hundred eighty-five/thousandth percent (2.585%).

If at any moment another reference rate is designated as replacement for €STR by either (a) the ECB, the Dutch Central Bank (De Nederlandsche Bank N.V.) (“ DNB”), or (b) the European Securities and Markets Authority (“ESMA”) or the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (“AFM”), or (c) a working group endorsed or convened by the Financial Stability Board, the European Commission, the ECB, DNB, ESMA or the AFM, then the Percentage will equal that reference rate adjusted by a spread as determined by such organisation or working group to address difference in value between €STR and such replacing reference rate, plus two and five hundred eighty-five/thousandth percent (2.585%).

If at any moment neither €STR will be available, nor a replacement reference rate as referred to above will be designated, then the Percentage will equal the European Deposit Facility Rate (“EDFR”) adjusted by a spread to address difference in value between €STR and EDFR as determined by (a) the ECB or (b) if the ECB would not determine such spread, by the Executive Board subject to the approval of the Supervisory Board in which case the spread shall not exceed five percent (5%), plus two and five hundred eighty-five/thousandth percent (2.585%).

If at any moment the Percentage on the basis of the applicable reference rate would be below two and a half percent (2.5%), or none of the abovementioned reference rates would be available, then the Percentage will equal two and a half percent (2.5%). If the amount compulsorily paid up on the cumulative preference shares is reduced or, pursuant to a resolution to make a further call on shares, increased, the distribution shall be reduced or if possible increased, respectively, by an amount equal to the aforementioned percentage of the reduction or increase, calculated from the date of the reduction or the date on which the capital call is payable.

If and to the extent that the profit is not sufficient to make the distribution referred to in the first sentence in full, the shortfall shall be paid out of the reserves provided this is not in breach of the provisions of article 37.1.

If and to the extent that the distribution referred to in the first sentence cannot be made from the reserves, profits in subsequent years shall first be applied for distributions to the holders of cumulative preference shares to make up the shortfall, before the provisions of the articles 37.4 to 37.10 inclusive are applied.

No distributions shall be made on the cumulative preference shares other than those provided for in this article and in articles 38 and 41. If annual accounts showing that distribution of profit is permissible are adopted for a financial year in which one or more cumulative preference shares have been redeemed, the holders of these cumulative preference shares at the time of said redemption according to the register referred to in article 7 shall have an inalienable right to distribution of profit as referred to below. The profit to be distributed if possible to such holder(s) shall be equal to the distribution to which they would have been entitled by virtue of the provisions of the first sentence of this article 37.3 if they had still been holders of the cumulative preference shares at the time of the declaration of the profit, reduced pro rata relative to the period of the said financial year for which they held these cumulative preference shares, less the amount of the distribution made in accordance with the provisions of article 37.4. If an issue of cumulative preference shares takes place in the course of a financial year, the dividend payable on those cumulative preference shares for that financial year shall be reduced pro rata relative to the date of issue.

37.4.

The Executive Board shall determine, subject to the approval of the Supervisory Board, what part of the profit remaining after application of the provisions of article 37.3 is to be appropriated to reserves.

37.5.	Without prejudice to the provisions of article 37.9, the profit remaining after application of the provisions of articles 37.1 to 37.4 inclusive shall be at the disposal of the general meeting.

37.6.

Without prejudice to the provisions of article 38, the general meeting shall be authorised to resolve, on a motion of the Executive Board which has been approved by the Supervisory Board, to make a distribution from reserves to the holders of ordinary shares.

37.7.

Entitlement to dividend or other form of distribution on an ordinary share or a cumulative preference share shall vest in the person in whose name the relevant share is registered on a date determined by the Executive Board with the approval of the Supervisory Board, which may be different for each of the aforementioned classes of share

For ordinary shares in which, with the cooperation of the company, trading via a stock exchange or similar institution in a country other than the Netherlands is permitted, that time may be different from the time for the other ordinary shares.

Each date determined in this way shall be announced in accordance with the regulations applicable to the company.

37.8.

The Executive Board may, with the approval of the Supervisory Board, determine that a distribution in cash on ordinary shares in which, with the cooperation the company, trading via a stock exchange or similar institution in a country other than the Netherlands is permitted shall be paid in the currency of the relevant country, unless the company is prevented from doing so by government measures or other circumstances beyond its control.

If a distribution is made in a foreign currency pursuant to the provisions of the preceding sentence, it shall be converted for that purpose at the exchange rate on a date to be determined by the Executive Board with the approval of the Supervisory Board.

That date shall not be before the date of adoption of the resolution to make the distribution nor after the date determined for the relevant shares pursuant to the provisions of this article 37. Each date determined in this way shall be announced in accordance with the regulations applicable to the company.

37.9.

If the Executive Board has been designated as a body authorised to resolve to issue shares in accordance with the provisions of article 12, it shall be authorised, with the approval of the Supervisory Board, to determine that, instead of in cash, a distribution on ordinary shares shall be made in the form of ordinary shares or to determine that the holders of ordinary shares shall be given the choice of receiving the distribution in cash or in the form of ordinary shares.

The terms on which that choice is given shall be determined by the Executive Board, with the approval of the Supervisory Board.

If, in any financial year, the method by which distributions are made derogates from the distribution policy applied by the company in the preceding financial years, the Executive Board shall explain the reasons in the directors’ report, unless the shareholders are given the choice of receiving the distribution in cash or in shares in that financial year.

37.10.	Shares which the company holds in its own capital shall not be taken into account in calculating the distribution of profit, unless such shares are subject to a pledge or usufruct.

Interim dividends.

Article 38.

38.1.	The Executive Board shall be authorised, with the approval of the Supervisory Board, to make interim distributions on one or both classes of shares.

38.2.

An interim distribution may only be made if the requirement of article 37.1 has been fulfilled, as evidenced by an interim statement of assets and liabilities drawn up in accordance with the statutory requirements.

38.3.	The provisions of article 37.9 shall apply mutatis mutandis to interim distributions.

38.4.

If cumulative preference shares are redeemed, a distribution shall be made on the cancelled cumulative preference shares on the date of redemption, calculated in accordance with the provisions of article 37.3, in respect of the period for which no distribution has been made, up to the date of redemption, provided the requirements of article 37.1 have been fulfilled, as evidenced by an interim statement of assets and liabilities drawn up in such a case by the Executive Board in accordance with the statutory requirements.

Payment and forfeiture.

Article 39.

39.1.

Distributions shall be due and payable with effect from a date set by the Executive Board, with the approval of the Supervisory Board, which may be different for distributions on ordinary shares and distributions on cumulative preference shares.

In the case of ordinary shares in which, with the cooperation the company, trading via a stock exchange or similar institution in a country other than the Netherlands, is permitted, the date on which the distribution first becomes due and payable may be different from the date for the other ordinary shares.

Each date determined in this way shall be announced in accordance with the regulations applicable to the company.

39.2.	The shareholder’s claim to the distribution shall lapse five years from the beginning of the second day after the day on which the distribution becomes due.

Amendment of the Articles of Association.

Article 40.

40.1.

The general meeting shall be authorised to resolve to amend these Articles of Association, provided the resolution is adopted on a motion of the Executive Board which has been approved by the Supervisory Board.

40.2.	A notarial deed embodying the amendment to the Articles of Association shall be drawn up, failing which the amendment shall be null and void.

Winding up and liquidation.

Article 41.

41.1.	The general meeting shall be authorised to resolve to wind up the company, provided the resolution is adopted on a motion of the Executive Board which has been approved by the Supervisory Board.

41.2.

If a resolution to wind up the company is adopted, the liquidation shall be conducted by the Executive Board under the supervision of the Supervisory Board, unless other liquidators are appointed by the Supervisory Board.

41.3.	The provisions of these Articles of Association shall remain in force as far as possible during the liquidation.

41.4.	The company’s assets remaining after payment of all debts and liquidation costs shall be divided as follows:

a.	first, the holders of cumulative preference shares shall as far as possible be paid an amount equal to the nominal amount paid on their cumulative preference shares plus the percentage referred to in article 37.3 of the amount compulsorily paid on the cumulative preference shares, for each year or part of a year in the period commencing on the day after the period in respect of which the last dividend was paid and ending on the date of the distribution on cumulative preference shares referred to in this article;

b.

the company’s assets remaining after the application of the provisions of article 41.4.a shall be distributed to the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.